InspireMD, Inc.
3 Menorat Hamaor St.
Tel Aviv, Israel 67448

August 19, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InspireMD, Inc. (the “Company”) Request for Withdrawal of Definitive Proxy Statement (DEF 14A) (File No. 000-54335)

Ladies and Gentlemen:

On August 19, 2011, the Company filed a preliminary proxy statement (PRE 14A) that was inadvertently tagged as a definitive proxy statement (DEF 14A).  By way of this letter, we request that the Securities and Exchange Commission withdraw the incorrectly tagged filing.  On August 19, 2011 we plan to re-file the preliminary proxy statement with the correct tag.

Respectfully,

INSPIREMD, INC.

By:  /s/ Craig Shore
        Name: Craig Shore
        Title: Chief Financial Officer, Secretary and Treasurer